UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1 /A

(AMENDMENT NO. 1)

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

December 14, 2007
(Amends Schedule 14F-1 filed October 15, 2007 )

INTERNET ACQUISITION GROUP INC.

 (Exact name of registrant as specified in its charter)

California	333-122563	20-0624181
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

c/o American Union Securities 100 Wall St. 15th Floor New York, NY 10005
(Address of principal executive offices)

Registrant's telephone number, including area code:212-232-0120

INTERNET ACQUISITION GROUP INC.

c/o American Union Securities

100 Wall St. 15th Floor New York, NY 10005

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN BOARD OF DIRECTORS

This report is furnished on or about December 14 , 2007 by Internet Acquisition Group, Inc., a California corporation (“IAGR” or the “Company”), to the holders of its common stock, $.001 par value per share, in accordance with Rule 14f-1 under the Securities Exchange Act of 1934, as amended, in order to report a change in majority control of the Company's Board of Directors other than by a meeting of stockholders.

Information in this report regarding China Renyuan International, Inc.,. (“CRI”), Jizhou City Renyuan Biochemicy Industry Co., Ltd. (“Renyuan Biochemicy”), and the members of their respective managements has been provided to the Company by CRI.

On September 27, 2007, the Company, China Renyuan International, Inc. a Delaware corporation (“CRI”), and the shareholders of CRI entered into a Share Exchange and Reorganization Agreement (the “Exchange Agreement”) by which the former CRI shareholders (the “Former CRI Shareholders”) received shares of the Company in exchange for transferring to the Company all the outstanding shares of CRI’s capital stock. Following this transaction (the “Reverse Acquisition”), the Company is controlled by the Former CRI Shareholders and CRI is the Company’s wholly-owned subsidiary.  Dr. Huakang Zhou, our majority shareholder immediately prior to the Reverse Acquisition is also the President of CRI and beneficially a Former CRI Shareholder, assisted in facilitating the transaction.

CRI’s principal asset is its wholly-owned subsidiary, Jizhou City Renyuan Biochemicy Industry Co., Ltd. (“Renyuan Biochemicy” or “Renyuan”) a limited liability company organized in the People’s Republic of China, a company which specializes in the research, production, and management of fine chemicals, bio-pharma and pharmaceutical intermediaries.  Currently, Renyuan Biochemicy has the capacity to produce two products and plans to develop the capacity to produce a third. In July 2007, Mr. Qingfu Ren transferred Renyuan Biochemicy to CRI in return for receiving a note and a majority of CRI’s outstanding common stock.  In this transaction, CRI acquired 100% of the outstanding capital stock of Renyuan Biochemicy in return for issuing a note payble to Mr. Qingfu Ren for 2,080,000 RMB (approximately $277,333 USD) and issuing to Mr. Qingfu Ren and his designees approximately 25,756 shares of the outstanding 30,000 shares.

The Exchange Agreement provides for the eight Former CRI Shareholders to receive 6,926,399,370 shares of our common stock (the “Purchase Price Shares”), which will constitute 99% of our issued and outstanding stock , in exchange for the Company receiving the 30,000 outstanding shares of Renyuan Biochemicy. The consideration received by the Former CRI Shareholders was calculated to comprise 99% of our issued and outstanding stock following its issuance and was not based on any calculation of the value of Renyuan Biochemicy.  As our majority shareholder and our executive officers immediately prior to the execution of  the Exchange Agreement were affiliates of Renyuan Biochemicy, the Reverse Acquisition was not a arms-length transaction.  However, as the Company was a shell company with only nominal assets and operations prior to the Exchange Agreement, our management believed it was appropriate for the Former CRI Shareholders to receive 99% of the Company’s stock in return for the Company’s acquisition of Renyuan Biochemicy.  The consideration of 99% percent of the Company stock  was determined not based on valuations of the Company and Renyuan Biochemicy but rather because our management was aware of this amount of consideration having been used in similar reverse acquisitions involving other public shell companies.

 As the Company is currently authorized by its Articles of Incorporation to issue 100,000,000 shares of common stock, and prior to the Reverse Acquisition, the Company had only 30,036,370 authorized but unissued shares of common stock available for issuance, the Exchange Agreement provided for the Former CRI Shareholders to receive 30,036,370 shares of the 6,926,399,370 shares (the “Initial Purchase Price Shares”) immediately with the remaining 6,896,362,000 shares (the “Remaining Purchase Price Shares”) to be issued as soon as the Company has authorized sufficient common stock to effect such issuance.

On June 29,  2007,  and prior to the Company entering into the Exchange Agreement, Dr. Huakang Zhou, the President of CRI and a significant shareholder of CRI purchased 41,270,000 shares of Company common stock from our current sole director, Mr. Matt Lettau. The 41,270,000 shares purchased by Dr. Zhou represented approximately 59.9% of our issued and outstanding common stock and provided him with control of the Company. Dr. Zhou purchased the 41,270,000 shares for $450,000 of his personal funds with the intention of having the Company complete a reverse acquisition of CRI.

The Company plans to amend its Articles of Incorporation in the near future to change its name to “China Renyuan International, Inc.” and to effect a reverse split of its common stock in order to make available sufficient authorized shares for the issuance of the Remaining Purchase Price Shares ..  We plan to effect the reverse stock split such that any shareholder who would receive a fractional share will be rounded up to the next whole number. Therefore, our  number of shareholders would not be reduced  as a result of the reverse stock split.  We expect the ratio of the planned reverse stock split to be approximately 1 for 233.

 Pursuant to the terms of the Exchange Agreement, the number of Remaining Purchase Price Shares would be equitably adjusted to reflect any such reverse split.  The changing of our name and the implementation of a reverse split is subject to receipt of the approval by a majority of our shareholders and the filing with the SEC of  preliminary and definitive information statements on Schedule 14C ..

On September 27, 2007 and prior to the execution of the Exchange Agreement, Mr. Matt Lettau resigned as our President, Secretary and Treasurer and appointed Mr. Qingfu Ren as our President and his son, Mr. Chaozhong Ren as our Vice President, Treasurer, and Secretary.  Mr. Qingfu Ren and Mr. Chaozhong Ren are currently also officers of Renyuan Biochemicy.

On September 27 and pursuant to the terms of the Exchange Agreement, Matt Lettau, who was then the sole member of the Board of Directors of the Company , appointed two individuals designated by CRI to the Board :  Mr. Qingfu Ren and Mr. Chaozhong Ren. This appointment became effective on October 25, 2007 On  October 25, 2007 Matt Lettau  resigned from the Board, leaving Mr. Qingfu Ren and Mr. Chaozhong Ren as the Company’s two directors.

This report is provided for information purposes only. We are not soliciting proxies in connection with the matters described in this report. You are not requested to respond to this report in any way.

This Amendment to Schedule  14F-1  will first be mailed to the shareholders of the Company on or about December 1 7, 2007.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

As of the date of this report, there are 100,000,000 shares of the Company's common stock issued and outstanding. Each share of common stock carries one vote on matters as to which common shareholders are entitled to vote.

The following table presents information, to the best of the Company’s knowledge, about the beneficial ownership of its common stock on December 1 4, 2007, held by those persons known to beneficially own more than 5% of its capital stock and by its directors and executive officers and giving effect to the issuance of the Initial Purchase Price Shares. The percentage of beneficial ownership for the following table is based on 100,000,000 shares of common stock outstanding as of December 1 4 2007.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and does not necessarily indicate beneficial ownership for any other purpose. Under these rules, beneficial ownership includes those shares of common stock over which the shareholder has sole or shared voting or investment power. It also includes (unless footnoted) shares of common stock that the shareholder has a right to acquire within 60 days after December 1 4, 2007 through the exercise of any option, warrant or other right. The percentage ownership of the outstanding common stock, however, is based on the assumption, expressly required by the rules of the Securities and Exchange Commission, that only the person or entity whose ownership is being reported has converted options or warrants into shares of our common stock.

	Following Issuance of Initial Purchase Price Shares (Without Giving Effect to the Planned Issuance of Remaining Purchase Price Shares)	After Giving Effect to the Planned Issuance of Remaining Purchase Price Shares(1)
Name of Directors, Officers, &

Beneficial Holders (2)	Number of Shares	Percent Of Class (3)	Number of Shares	Percent Of Class (3)

Qingfu Ren	1,960,374	2.0%	450,102,625	6.4%
Chaozhong Ren	23,105,978	23.1%	5,305,142,177	75.8%

All Directors & Officers as a Group	0	0%	0	0%

Dr. Huakang Zhou 18 Kimberly Ct. East Hanover, NJ 07936	43,090,204(4) (6)	43.2%	460,189,598(5) (6)	6.6%
Warner Technology & Investment Group(6)	1,820,204(6)	1.8%	417,919,598(6)	5.9%

(1) Assumes the issuance of all Remaining Purchase Price Shares. Prior to making any issuance of Remaining Purchase Price Shares, the Company is required to increase its authorized shares of common stock and/or effect a reverse stock split.

(2) “Beneficial ownership” means the sole or shared power to vote or to direct the voting of, a security, or the sole or shared investment power with respect to a security (i.e., the power to dispose of or to direct the disposition of, a security).  In addition, for purposes of this table, a person is deemed, as of any date, to have “beneficial ownership” of any security that such person has the right to acquire within 60 days from September 27, 2007.

(3) Figures are rounded to the nearest tenth of a percent.

(4) Includes 1,820,204 shares held by Warner Technology & Investment Group.

(5) Includes 417,919,598 shares held by Warner Technology & Investment Group.

(6) Dr. Huakang Zhou is the Chairman and owner of Warner Technology & Investment Group (“Warner”) and has sole voting and investment power over the Company shares held by Warner.

NEW MEMBERS OF THE BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

Mr. Qingfu Ren and Mr. Chaozhong Ren were appointed as officers to the Company on September 27, 2007. On October 25, 2007 , Mr. Qingfu Ren and Mr. Chaozhong Ren became directors of the Company.  Also, on October 25, 2007 Matt Lettau resigned from the Board , leaving Messrs. Qinfu Ren and Chaozhong Ren as the entire Board of Directors. Prior to their recent appointment as officers and directors , neither of Messrs. Qinfu Ren and Chaozhong Ren previously held any position with the Company.

 Information regarding the new directors follows:

NAME	AGE	POSITION
Qingfu Ren	66	President, Director Nominee
Chaozhong Ren	38	Vice President, Treasurer, Secretary, Director Nominee

Mr. Qingfu Ren has served as our President since September 27, 2007 and is expected to be appointed to our Board in the near future. From 1997 through the present, Mr. Qingfu Ren has served as the Chairman and principal owner of the Hebei Renyuan Group, an informal group of companies which formerly included Renyuan Biochemicy. Mr. Qingfu Ren has also served as Vice Chairman of Jizhou City Chinese People’s Political Consultive Conference since 2000.

Mr. Chaozhong Ren serves as our Vice President, Treasurer and Secretary since September 27, 2007 is expected to be appointed to the Board in the near future. From 1997 through the present, Mr. Chaozhong Ren has served as the Deputy General Manager of the Hebei Renyuan Group, an informal group of companies owned by Mr. Qingfu Ren which formerly included Renyuan Biochemicy. Mr. Qingfu Ren is also a director of Jizhou City Electro-Protection Co. Ltd.  Mr. Chaozhong Ren has also served as a Deputy in the Jizhou City People’s Congress since February 2007.

Mr. Chaozhong  Ren is the son of Mr. Qingfu Ren.

Other Control Persons.

Dr. Huakang Zhou is President and sole director of CRI, our wholly-owned subsidiary which in turn owns Renyuan Biochemicy. In connection with the signing of the Share Exchange, Dr. Zhou will resign from these duties and yield control to the management of the Company. Dr. Zhou is also chairman of the board of Warner Technology and Investment Corp. ("Warner") a company which provides international consulting services. Warner is licensed with the Chinese government as an official host for Chinese government officials and business executives in the US. Since 1999, Warner has been one of a few consulting firms that has assisted Chinese private companies to go public in the U. S. In 1989 Dr. Zhou received a Ph.D. degree in Operations Research from Polytechnic University of New York, Brooklyn.

RETIRING BOARD OF DIRECTORS

The following table lists certain information regarding the individual who resigned from our Board on October 25, 2007 :

NAME	AGE	POSITION
Matt Lettau	41	Director

Mr. Matt Lettau served as our President, Secretary, Treasurer and Director since founding the Company in January 2004 until resigning on October 25 , 2007 .. Mr. Lettau was employed by The Bob Rohrman Group as Manager and worked on developing service and sales. The Bob Rohrman Group is a privately owned automotive group with 26 automotive dealerships. Mr. Lettau’s duties included Service and Parts director at Fort Wayne Acura, Subaru and General Sales Manager at Fort Wayne Nissan, Infiniti, and Kia. In addition Mr. Lettau was in charge of the Parts and Service at the Groups Nissan dealership.

EXECUTIVE COMPENSATION

From inception and until the consummation of the Exchange Agreement on September 27, 2007, Matt Lettau served as our sole officer and director.  Prior to July 27, 2007, Mr. Lettau provided services to us without compensation as a result of the stock position Mr. Lettau held in the Company.  Pursuant to the terms of the restated Stock Purchase Agreement entered into between Mr. Lettau, Dr. Zhou and the Company on July 27, 2007, Mr. Lettau was entitled to $3,000 per month for his services for at least three months commencing on July 27, 2007. As of the date of this report Mr. Lettau had earned $ 9 ,000 pursuant to the restated Stock Purchase Agreement.

As a result of having only one officer and director that has not received any compensation for the fiscal 2006 year, we have omitted the Summary Compensation Table, Equity Awards Table, and Director Compensation Table.

Concurrent with the consummation of the Exchange Agreement on September 27, 2007, Mr. Lettau resigned as President, Secretary and Treasurer of the Company and, in his capacity as our sole director, appointed Mr. Qingfu Ren as our President and his son, Mr. Chaozhong Ren as our Vice President, Secretary, and Treasurer. We do not have any written employment agreements with Mr. Qingfu Ren or Mr. Chaozhong Ren but have committed to provide them annual salaries in the respective amounts of RMB 600,000 (or approximately $80,000) and RMB 400,000 (or approximately $53,300).

OTHER MATTERS

Nominating, Audit and Compensation Committees

The Board of Directors does not have a separate audit committee, nominating committee or compensation committee.  Given the small number of directors and the lack of independent directors, our Board does not believe establishing such committees would benefit the Company.

As of the date of this report, our Board has not adopted any formal policies and procedures for identifying and evaluating director nominees. All directors currently participate  in the consideration of board nominees.  Our Board is willing to consider candidates recommended by our shareholders, but does not have in place any formal procedures for the submission of such recommendations.  No specific minimum qualifications or specific qualities are skills have been identified by the Board as necessary or desirable for prospective Board members.  Our two current directors were appointed by your then-sole director pursuant to the Exchange Agreement, which was entered into by the Company at the direction of Dr. Huakang Zhou, who was our majority shareholder at the time, as well as the President and a significant shareholder of CRI.

As of the date of this report, our Board has not adopted any formal policies and procedures for the consideration of executive and director compensation.  Mr. Chaozhong Ren and Mr. Quinfu Ren serve both as our executive officers and as our only two directors, and both participate in the consideration of executive and director compensation.

 The Board has not conducted any formal analysis of  appropriate executive and director compensation, nor has the Board employed any compensation consultants. Rather the Board’s determination as to the compensation to be received by officers is based on the compensation received by such officers in their capacities as the officers of Renyuan Biochemicy prior to the Reverse Acquisition. Both Mr. Chaozhong Ren and Mr. Quinfu Ren continue to receive approximately the same about of compensation as they received as officers of Renyuan Biochemicy.

Legal Proceedings

None of the individuals who are or who after the merger will be the directors, officers, affiliates, or holders of more than 5% of the outstanding common stock of the

Company is party to any proceeding that is material to the Company or has a material interest adverse to the Company.

Compliance with Section 16(a) of the Exchange Act

None of the directors, officers, or beneficial owners of more than 10% of the Company's common stock failed to file on a timely basis reports required during the 2006 fiscal year by Section 16(a) of the Exchange Act.

Board Meetings

There were no meetings of the Board of Directors of the Company during fiscal 2006.

Family Relationships

Mr. Chaozhong Ren is the son of Mr. Qingfu Ren.

Shareholder Communications

Shareholders wishing to send communications to our Board of Directors or specific members of the Board of Directors should send such communications via U.S. mail to “Chairman of the Board, Internet Acquisition Group, Inc., c/o American Union Securities, 100 Wall St. 15th Floor New York, NY 10005” with instructions as to whether such communication should be distributed to the entire board or only to specific members.  Our Chairman will forward such communications to the entire Board or to specific members as instructed.

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS

Transactions with Related Persons

Except for the transactions listed below, none of our directors or executive officers, any nominee for election as a director, any persons who beneficially owned, directly or indirectly, shares with more than 5% of the voting power of our common stock or any relatives of any of the foregoing had or is to have a direct or indirect material interest in any transaction to which the Company was or is a party since the beginning of our 2006 fiscal year to date,  or any currently proposed transaction which may materially affect the Company.

During January 2004, Mr. Lettau received 41,270,000 shares of common stock, at a price of $0.001 per share, which were issued for services rendered by Mr. Lettau. Mr. Lettau was the sole officer, director, and promoter of the Company at the time of issuance of such shares ..

Pursuant to the restated Stock Purchase Agreement entered into between Mr. Lettau, Dr. Zhou and the Company on July 27, 2007, for at least three months commencing on July 27, 2007 and terminating on October 26, 2007. Mr. Lettau was entitled to receive $3,000 per month for his services to the Company during this period and received an aggregate total of $9,000 ..  During this three month period, Mr. Lettau undertook to assist the Company in  preparing and filing all reports required to be filed by the Company for so long as Dr. Zhou requested and also provide such additional assistance with the business and affairs of the Company as Dr Zhou or the Company could request from time to time.

By Order of the Board of Directors:

Date: December 1 4 , 2007	By:	/s/ Qingfu Ren
Director

	By:	/s/ Chaozhong Ren
Director